                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dal-Tile International Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                      Common Stock, $0.01 par value share
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  23426R 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

        Frank A. Riddick, III                   David D. Wilson
 c/o Armstrong World Industries, Inc.   c/o Armstrong Enterprises, Inc.
       313 West Liberty Street              313 West Liberty Street
            P.O. Box 3001                        P.O. Box 3001
         Lancaster, PA  17604                Lancaster, PA  17604
            (717) 396-3566                       (717) 396-3566

- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 19, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [ x ].  (A
                                                                    ---
fee is not required only if the reporting person:   (1) has a previous statement
on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (continued on the following pages)

 1  NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:

    Armstrong Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                    (a)
                                          (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2 (e)                                                 [_]


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Vermont

      Number of Shares                          7  SOLE VOTING POWER
    Beneficially Owned by
    Each Reporting Person                          17,513,947
            With

                                                8  SHARED VOTING POWER

                                                   N/A

                                                9  SOLE DISPOSITIVE POWER

                                                   17,513,947

                                               10  SHARED DISPOSITIVE POWER

                                                   N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,513,947

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33%

14  TYPE OF REPORTING PERSON*

    CO

- ---------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

 1  NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:

    Armstrong World Industries, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                         (a)
                                               (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    AF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2 (e)                                                 [_]


 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

      Number of Shares                          7  SOLE VOTING POWER
   Beneficially Owned by
   Each Reporting Person                           17,513,947 (See Item 5)
           With

                                                8  SHARED VOTING POWER

                                                   N/A


                                                9  SOLE DISPOSITIVE POWER

                                                   17,513,947 (see Item 5)


                                               10  SHARED DISPOSITIVE POWER

                                                   N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    17,513,947  (see Item 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33%  (see Item 5)

14  TYPE OF REPORTING PERSON*

    CO
- ----------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Dal-Tile International Inc. ("Dal-Tile"). Dal-Tile's principal executive office is located at 7834 Hawn Freeway, Dallas, Texas
75217.

ITEM 2.  IDENTITY AND BACKGROUND:

     (a) This statement is being filed on behalf of Armstrong Enterprises, Inc. ("Enterprises"), a Vermont corporation, and Armstrong World Industries, Inc., a Pennsylvania corporation ("Armstrong"). Enterprises is a wholly-owned subsidiary of Armstrong. By virtue of its control over Enterprises, Armstrong may be deemed to have beneficial ownership of any and all shares of Common Stock of Dal-Tile beneficially owned by Enterprises.

     (b) - (c) Enterprises' principal business is to act as a direct subsidiary holding company for certain investments of Armstrong; its principal office and principal place of business is located at 128 Prim Road, P.O. Box 545, Colchester, Vermont 05446. The name, business address and occupation of each executive officer and director of Enterprises is set forth on Schedule A hereto and incorporated by reference herein.

          Armstrong is a manufacturer and marketer of branded products and services that are distinguished by design and/or function for use in finishing the interiors of residential and commercial buildings worldwide. They include: resilient floors, ceramic tile, ceilings, adhesives and insulation. Armstrong also manufactures and markets gasketing materials for the automotive market. Armstrong's principal office and principal place of business is 313 West Liberty Street, P.O. Box 3001, Lancaster, Pennsylvania 17604-3001. The name, business address and occupation of each executive officer and director of Armstrong is set forth on Schedule B hereto and incorporated by reference herein.

     (d) - (e) Neither Enterprises, Armstrong, nor any person identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Enterprises, Armstrong, nor any person identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  See Schedule A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This statement relates to the purchase by Enterprises of 714,286 shares of Common Stock (the "Shares") in a direct placement simultaneous with Dal-Tile's initial public offering. The purchase price for the Shares was $14.00 per share, which was also the initial offering price for the Common Stock. The Shares were acquired pursuant to an agreement between Dal-Tile, AEA Investors Inc. ("AEA Investors"), DTI Investors LLC, on the one hand, and Armstrong, Enterprises, and Armstrong Cork Finance Corporation, a

Delaware corporation ("ACFC"), on the other hand, dated July 15, 1996 (the "Agreement"). The source of funds for the aggregate $10,000,004 paid by Enterprises for the Shares was funds available from working capital.

     The Agreement also provides that during the 270-day period following the first to occur of (i) the closing of the sale of Common Stock to the U.S. Underwriters pursuant to the exercise of their over-allotment option and (ii) the expiration of such option, Armstrong or one or more of its subsidiaries will purchase, from time to time, additional Common Stock in open market transactions at then prevailing market prices having an aggregate purchase price (exclusive of brokerage commissions) of $15,000,000 in connection therewith ("Open Market Purchases").

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Dal-Tile Common Stock owned by Enterprises, including the Shares, are being held for investment purposes and when combined with the Open Market Purchases, and/or any other purchases, may result in acquiring control of Dal-Tile. Enterprises and Armstrong, from time to time, intend to review Enterprises' investment in Dal-Tile on the basis of various factors, including Dal-Tile's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Dal-Tile's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Enterprises and Armstrong will take such actions in the future as Enterprises and Armstrong may deem appropriate in light of the circumstances existing from time to time. Enterprises or Armstrong may acquire Common Stock or other securities of Dal-Tile either in the open market or in privately negotiated transactions. Similarly, Enterprises or Armstrong may determine to dispose of some or all of Dal-Tile's securities currently owned by it or otherwise acquired by it, either in the open market (subject to applicable legal restrictions), or in registered privately negotiated transactions. Neither Enterprises nor Armstrong presently has any plans or intentions to acquire additional Dal-Tile securities, other than the Open Market Purchases described in Item 3 above or as disclosed in Item 4 hereof. The foregoing is subject in its entirety to the terms of the Shareholders Agreement described in Item 6 below.

     Except as set forth above, neither Enterprises nor Armstrong has any plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) In computing the percentage of ownership of Common Stock for the purposes of this Schedule 13D, Enterprises and Armstrong have relied upon Dal-Tile's 424B4 Prospectus, with respect to the Registration Statement on Form S-1 (No. 333-5069), filed on August 14, 1996, in which Dal-Tile reports that immediately following consummation of the initial public offering and the private placement to Enterprises, there are 53,118,758 shares of Common Stock outstanding. As of the date hereof, Enterprises is the beneficial owner of 17,513,947 shares of Common Stock, or 33% of the outstanding Common Stock of Dal-Tile. For purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), Armstrong, as sole shareholder of Enterprises, may also be deemed the beneficial owner of such 17,513,947 shares of Common Stock. To the knowledge of

Enterprises and Armstrong, no Common Stock is beneficially owned by any of the persons named in either Schedule A or Schedule B.

          Of the 17,513,947 shares of Common Stock beneficially owned by Enterprises (i) 16,799,661 were acquired upon the consummation of the business combination of Dal-Tile and American Olean Tile Company, Inc., a Pennsylvania corporation, on December 29, 1995 (giving effect to the recapitalization of Dal-Tile) and (ii) 714,286 were acquired on August 19, 1996 by direct placement pursuant to the Agreement.

     (b) Enterprises has the sole power to vote, direct the vote, dispose or direct the disposition of the Shares. Armstrong, as sole shareholder of Enterprises, may also be deemed to have the sole power to vote, direct the vote, dispose or direct disposition of the Shares.

     (c) Neither Enterprises nor Armstrong has effected any transactions in the Common Stock of Dal-Tile during the past sixty (60) days, other than disclosed above.

     (d) To the knowledge of Enterprises and Armstrong, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Enterprises and Armstrong.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Shareholders Agreement dated as of December 29, 1995 (the "Shareholders Agreement"), among Dal-Tile, AEA Investors, Inc. (now DTI Investors), Armstrong, Enterprises and ACFC, each of DTI Investors and Armstrong agreed to vote its shares of Dal-Tile Common Stock owned or controlled by it to effectuate the provisions of the Shareholders Agreement, including the election as directors of Dal-Tile (i) six individuals designated by DTI Investors, (ii) three individuals designated by Armstrong, and (iii) the chief executive officer of Dal-Tile. Acting pursuant to the Shareholders Agreement, DTI Investors and Armstrong have sufficient voting power to control the election of directors. If DTI Investors and Armstrong otherwise act in concert, they may have sufficient voting power to decide the results of other matters submitted to a vote of stockholders. The rights and obligation of DTI Investors and Armstrong to designate directors are subject to change in the event of certain circumstances, more particularly described in the Shareholders Agreement.

     The Shareholders Agreement also contains provisions (A) providing for registration rights under certain circumstances under the Securities Act, and
(B) prohibiting the parties from acquiring additional shares of Common Stock (other than the Open Market Purchases) until the earlier to occur of (x) the fourth anniversary of the initial public offering and (y) the sale by DTI Investors or Armstrong (or Armstrong's subsidiaries, including Enterprises) of 25% or more of the Common Stock owned by the DTI Investors or Armstrong and its subsidiaries, as the case may be, as of December 31, 1995.

     Pursuant to the Shareholders Agreement, Dal-Tile or any of its subsidiaries is prohibited from engaging in, without the approval of a majority of the Board of Directors (including at least one Armstrong designee), any sale or transfer to a third party, by merger or otherwise (in one transaction or a series of related transactions), of any subsidiary of Dal-Tile or assets of Dal-Tile which involves more than 20% of the total assets of the company and its subsidiaries, taken as a whole on a cumulative basis, excluding, however, such dispositions in the ordinary course of business (including, but not limited to, sales of inventory and finished goods), and excluding the sale of all or substantially all of the stock or assets of Dal-Tile.

     The foregoing description is a summary of certain provisions of the Shareholders Agreement, which is attached hereto as Exhibit II and is incorporated by reference herein in its entirety.

     Except for the Shareholders Agreement, described above, and the Agreement, described in Item 3 hereof, neither Enterprises nor Armstrong has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of Dal-Tile.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I   - Joint Filing Agreement ......... Filed herewith

     Exhibit II  - Shareholders Agreement ......... Incorporated by reference from Exhibit 10.6 to
                                                    Dal-Tile's Annual Report on
                                                    Form 10-K filed for fiscal
                                                    year ended December 31, 1995

     Exhibit III - Agreement....................... Incorporated by reference from Exhibit 10.17 to
                                                    Amendment #2 to Dal-Tile's
                                                    Registration Statement on
                                                    Form S-1 filed August 8,
                                                    1996


                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement on
Schedule 13D is true, complete and correct.

DATE:  August 26, 1996     Armstrong Enterprises, Inc.




                              By:  /s/ David D. Wilson,
                                 ------------------------------------
                                   David D. Wilson,
                                   Vice President and Secretary


                              Armstrong World Industries, Inc.



                              By:  /s/ Frank A. Riddick, III,
                                 ------------------------------------
                                   Frank A. Riddick, III,
                                   Senior Vice President, Finance and
                                   Chief Executive Officer

                                   SCHEDULE A
                                   ----------

ARMSTRONG ENTERPRISES, INC.
- ---------------------------

     Directors:  The following is a list of all Directors of Armstrong
     ---------
Enterprises, Inc. and certain other information with respect to each Director. Unless otherwise indicated, each director's business address is 313 West Liberty Street, P.O. Box 3001, Lancaster, PA 17604. All directors are United States citizens:

Name:                        E. Allen Deaver

Principal Occupation:        Executive Vice President of Armstrong World
                             Industries, Inc.

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.

Name:                        Larry A. Pulkrabek

Principal Occupation:        Senior Vice President, Secretary and General
                             Counsel of Armstrong World Industries, Inc.

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.

Name:                        Robert A. Sills

Principal Occupation:        Director, Taxes of Armstrong

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.


Name:                        Kathryn A. Westover

Business Address:            Harborside Professional Building, 128 Prim Road,
                             P.O. Box 545, Colchester, Vermont  05446

Principal Occupation:        President of Alternative Risk Management and
                             Consulting, Inc.

Name, principal business     Alternative Risk Management and Consulting, Inc.,
 and address of              an insurance industry consulting services.
 corporation or other        Harborside Professional Building
 organization on which       128 Prim Road, P.O. Box 545
 employment is conducted:    Colchester, Vermont  05446



Name:                        David D. Wilson

Principal Occupation:        Assistant Secretary and Associate General Counsel,
                             Legal Affairs of Armstrong

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.

     Executive Officers:  The following is a list of all executive officers of
     ------------------
Armstrong Enterprises, Inc. Unless otherwise indicated, each officer's business address is 313 West Liberty Street, P.O. Box 3001, Lancaster, PA 17604, which address is Armstrong World Industries, Inc.'s business address. All executive officers are United States citizens:

E. Allen Deaver, President of Enterprises, is employed as Executive Vice
- ---------------
President of Armstrong

Frank A. Riddick, III, Executive Vice President, is employed as Senior Vice
- ---------------------
President, Finance and Chief Executive Officer of Armstrong

Bruce A. Leech, Jr., Vice President of Enterprises, is employed as Controller of
- -------------------
Armstrong

Larry A. Pulkrabek, Vice President and Assistant Secretary of Enterprises, is
- ------------------
employed as Senior Vice President, Secretary and General Counsel of Armstrong

Robert A. Sills, Vice President of Enterprises, is employed as Director, Taxes
- ---------------
of Armstrong

Edward R. Case, Treasurer of Enterprises, is employed as Vice President and
- --------------
Treasurer of Armstrong


David D. Wilson, Vice President and Secretary of Enterprises, is employed as
- ---------------
Assistant Secretary and Associate General Counsel, Legal Affairs of Armstrong

Kathryn A. Westover, Assistant Secretary and Assistant Treasurer of Enterprises,
- -------------------
is employed as President of Alternative Risk Management and Consulting, Inc., which provides insurance industry consulting services and whose business address is Harborside Professional Building, 128 Prim Road, P.O. Box 545, Colchester, Vermont 05446.

                                   SCHEDULE B

ARMSTRONG WORLD INDUSTRIES, INC.
- --------------------------------

     Directors:  The following is a list of all Directors of Armstrong World
     ---------
Industries, Inc. and certain other information with respect to each Director. All directors are United States citizens:

Name:                        H. Jesse Arnelle

Business Address:            One Market Plaza, Spear Street Tower, 39th Floor,
                             San Francisco, CA  94105-2432

Principal Occupation:        Senior Partner, Arnelle, Hastie, McGee, Willis &
                             Greene

Name, principal business     Arnelle, Hastie, McGee, Willis & Greene, a San
 and address of              Francisco based corporate law firm.
 corporation or other        One Market Plaza
 organization on which       Spear Street Tower, 39th Floor
 employment is conducted:    San Francisco, CA  94105-2432



Name:                        Donald C. Clark

Business Address:            135 S. LaSalle Street, Suite 2248, Chicago, IL
                             60603

Principal Occupation:        Former Chairman of the Board, Household
                             International, Inc.

Name, principal business     Household International, Inc.
 and address of              135 S. LaSalle Street, Suite 2248
 corporation or other        Chicago, IL  60603
 organization on which
 employment is conducted:


Name:                        George A. Lorch

Business Address:            313 West Liberty Street, P.O. Box 3001, Lancaster,
                             PA  17604

Principal Occupation:        Chairman, President and Chief Executive Officer of
                             Armstrong World Industries, Inc.

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.
                             313 West Liberty Street
                             P.O. Box 3001
                             Lancaster, PA  17604



Name:                        Van C. Campbell

Business Address:            One Riverfront Plaza, Mail Stop:  HQ-E2, Corning,
                             NY  14831

Principal Occupation:        Vice Chairman, Corning Incorporated

Name, principal business     Corning Incorporated, glass and ceramic products
 and address of              manufacturer and marketer.
 corporation or other        One Riverfront Plaza
 organization on which       Mail Stop:  HQ-E2
 employment is conducted:    Corning, NY  14831




Name:                        Ursula F. Fairbairn

Business Address:            Martin Tower, Eighth and Eaton Avenues, Bethlehem,
                             PA  18018

Principal Occupation:        Senior Vice President - Human Resources, Union
                             Pacific Corporation

Name, principal business     Union Pacific Corporation, a transportation and
 and address of              natural resource company.
 corporation or other        Martin Tower
 organization on which       Eighth and Eaton Avenues
 employment is conducted:    Bethlehem, PA  18018


Name:                         J. Phillip Samper

Business Address:             None

Principal Occupation:         Former Chairman and Chief Executive Officer, Cray
                              Research, Inc.

Name, principal business      None
 and address of
 corporation or other
 organization on which
 employment is conducted:



Name:                        E. Allen Deaver

Business Address:            313 West Liberty Street, P.O. Box 3001, Lancaster,
                             PA  17604

Principal Occupation:        Executive Vice President of Armstrong World
                             Industries, Inc.

Name, principal business     Armstrong World Industries, Inc., a manufacturer
 and address of              and marketer of branded products and services that
 corporation or other        are distinguished by design and/or function for
 organization on which       use in finishing the interiors of residential and
 employment is conducted:    commercial buildings worldwide.  They include:
                             resilient floors, ceramic tile, ceilings,
                             adhesives and insulation.  Armstrong also
                             manufactures and markets gasketing materials for
                             the automotive market.
                             313 West Liberty Street
                             P.O. Box 3001
                             Lancaster, PA  17604



Name:                        James E. Marley

Business Address:            Mail Stop 176-40, P.O. Box 3608, Harrisburg, PA
                             17105-3608

Principal Occupation:        Chairman of the Board, AMP Incorporated

Name, principal business     AMP Incorporated, an electrical and electronic
 and address of              connection devices company.
 corporation or other        Mail Stop 176-40
 organization on which       P.O. Box 3608
 employment is conducted:    Harrisburg, PA  17105-3608


Name:                        Jerre L. Stead

Business Address:            None

Principal Occupation:        Former Chairman, President and Chief Executive
                             Officer, Legent Corporation

Name, principal business     None
 and address of
 corporation or other
 organization on which
 employment is conducted:


     Executive Officers:  The following is a list of executive officers of
     ------------------
Armstrong World Industries, Inc. Unless otherwise indicated, each officer's business address is 313 West Liberty Street, P.O. Box 3001, Lancaster, PA 17604, which address is Armstrong World Industries, Inc.'s business address. Unless otherwise indicated, all executive officers are United States citizens:

George A. Lorch, Chairman and Chief Executive Officer
- ---------------

E. Allen Deaver, Executive Vice President
- ---------------

Henry A. Bradshaw, President, Worldwide Building Products Operations
- -----------------

Stephen E. Stockwell, President Corporate Retail Accounts Division
- --------------------

Douglas L. Boles, Senior Vice President, Human Resources
- ----------------

L.A. Pulkrabek, Senior Vice President, Secretary and General Counsel
- --------------

Frank A. Riddick III, Senior Vice President, Finance and Chief Executive Officer
- --------------------

David J. Feight, Vice President and Director, Business Development
- ---------------

Edward R. Case, Vice President and Treasurer
- --------------

Bruce A. Leech, Jr., Controller
- --------------

Ulrich J. Weimer, President, Armstrong Insulation Products.  Ulrich J. Weimer is
- ----------------
a citizen of Germany.

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Dal-Tile International Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this nineteenth day of August, 1996.

                                    ARMSTRONG ENTERPRISES, INC.

                                         /s/ David D. Wilson
                                    By:______________________________________
                                         David D. Wilson
                                         Title:  Vice President and Secretary


                                    ARMSTRONG WORLD INDUSTRIES, INC.


                                         /s/ Frank A. Riddick, III
                                    By:______________________________________
                                         Frank A. Riddick, III
                                         Title:  Senior Vice President,
                                                 Finance and Chief
                                                 Executive Officer

                                      E-1